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                                                                Exhibit (a)(9)

                                  [KAPLAN LOGO]

          Contacts:                      For Immediate Release
          Melissa Mack                   Date: July 27, 2000
          Kaplan, Inc.
          212-492-5849

          Guyon Knight
          The Washington Post Company
          202-334-6642

             Kaplan, Inc. Completes Acquisition of Quest Education

WASHINGTON - Kaplan, Inc., a wholly-owned subsidiary of The Washington Post Company (NYSE: WPO), announced today that it has completed its tender offer and has accepted 7,825,346 shares of common stock of Quest Education Corporation, (NASDAQ: QEDC). Kaplan will purchase these shares as soon as possible at the price of $18.35 per share, net to the seller in cash. The shares tendered represent approximately 97.7% of Quest Education's total outstanding common stock (including approximately 77,254 shares that are guaranteed to be delivered).

Kaplan intends to proceed promptly to complete the previously announced proposed merger with Quest Education and to acquire the remaining untendered Quest Education shares, subject to appraisal rights. Quest Education shareholders who did not tender their shares will receive $18.35 per share, net to the shareholder in cash, the same price paid to the tendering shareholders. Shareholders who did not tender will receive instructions on exchanging their shares shortly after the merger is completed.

"We're happy indeed to be the new owners of Quest," said Donald E. Graham, chairman and chief executive officer of The Washington Post Company. "With this acquisition, Kaplan becomes one of the largest companies in the education business. We welcome Gary Kerber and Quest's outstanding management team to The Post."

"This is an exciting moment in Kaplan history," said Jonathan Grayer, Kaplan president and chief executive officer. "Our mission is to provide educational services that help individuals succeed as they reach major milestones in their lives. Through Quest's high-quality programs, including regionally-accredited associate and baccalaureate degrees, we will provide students with the skills they need as they enter the workforce.

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"There is tremendous demand for Quest's services," continued Grayer.  "We hope to leverage that by expanding into new markets, both through physical campuses and through the Internet."

According to Gary Kerber, president and chief executive officer of Quest, "We are proud to now be part of the Kaplan team. We will benefit greatly from their hard-earned reputation; the outstanding management; and the tremendous resources and expertise within the organization."

Headquartered in Atlanta, Quest currently serves more than 13,400 students in 30 schools located in 11 states. The company's schools offer bachelor degrees, associate degrees, and diploma programs designed to provide students with the knowledge and skills necessary to qualify them for entry-level employment, primarily in the fields of health care, business, and information technology. Its programs cover ten of the 15 fastest growing occupations (measured by percentage growth from 1994 through 2005), as projected by the U.S. Department of Labor. For the year ending March 31, 2000, Quest had $115 million in net revenues, net income of $7.5 million, and earnings per share (on a diluted basis) of $0.91.

Kaplan, Inc. (www.kaplan.com) is a premier provider of educational and career services for individuals, schools, and businesses. Kaplan offers test prep and admissions services (www.kaptest.com); K-12 educational programs for kids and parents through SCORE! Learning, Inc., and eSCORE.com; on-site education and professional development at schools and universities; books and software; professional education services; and an extensive array of distance learning programs (www.KaplanCollege.com). Kaplan is also the largest shareholder in BrassRing, Inc. (www.BrassRing.com), the business-to-business recruitment and hiring company that helps employers find and hire the right candidates faster.

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